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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported


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
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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
    Brown, Ronald C.                             Starwood Hotels & Resorts Worldwide, Inc.     Issuer (Check all applicable)
                                                 /Starwood Hotels & Resorts HOT
--------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)   3. IRS or Social Security  4. Statement for      ----              ---
  Starwood Hotels & Resorts Worldwide, Inc.      Number of Reporting        Month/Year          X  Officer (give    Other (specify
  777 Westchester Avenue                         Person (Voluntary)         December 1999      ----        title ---       below)
-------------------------------------------                              -------------------               below)
                 (Street)                                                5. If Amendment,     Executive Vice President, CFO and CAO
                                                                            Date of Original  -------------------------------------
  White Plains     NY              10604                                    (Month/Year)      7. Individual or Joint/Group Reporting
                                                                                              (Check Applicable Line)
                                                                                                X Form filed by One Reporting Person
                                                                                               ---
                                                                                               --- Form filed by More than One
                                                                                                    Reporting Person
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  (City)           (State)           (Zip)    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-     3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-     7. Nature
    (Instr. 3)                     action        tion         or Disposed of (D)           curities Benefi-    ship          of In-
                                   Date          Code         (Instr. 3, 4, and 5)         cially Owned at     Form:         direct
                                                 (Instr.                                   end of Issuer's     Direct        Benefi-
                                  (Month/        8)                                        Fiscal Year         (D) or        cial
                                   Day/                    --------------------------      (Instr. 3 and 4)    Indirect      Owner-
                                   Year)                   Amount   (A) or     Price                           (I)           ship
                                                                    (D)                                        (Instr. 4)    (Instr.
                                                                                                                              4)

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                                     SEC 2270 (7/96)
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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of      6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative        cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-    Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)   (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,     Year)                                 ity
                             Security                            and 5)                                                  (Instr. 5)
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                                                                                Date     Expira-              Amount or
                                                               ---------------  Exer-    tion       Title     Number of
                                                                (A)     (D)     cisable  Date                 Shares
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Option to Purchase          $24.00        01/26/99    A(2)      90,000          01/26/03 01/26/09   Shares(1) 90,000
Shares (1)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase              90,000                  D
Shares (1)
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Explanation of Responses:

Reporting Person    Brown, Ronald C.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    777 Westchester Avenue

                    White Plains, NY 10604

Identification Number

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share").
Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one
Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain Officers may receive a grant of options to purchase
Shares at the discretion of the Options Committee of the Corporation.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                               /s/ Ronald C. Brown

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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                                                                 SEC 2270 (7/96)